UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                                           ) *

KUSHI RESOURCES INC.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

50133P 109
(CUSIP Number)

Matthew Diehl #402 – 220 Summit Boulevard, Broomfield, Colorado, 80021 303-250-8869
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                      50133P 109

1.	Names of reporting persons Matthew Diehl
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of funds (see instructions) PF (Personal Funds)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or place of organization American
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 3,000,000
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 3,000,000
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 57.4%
14.	Type of Reporting Person (See Instructions) IN (individual)

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Item 1.                      Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of Kushi Resources Inc., a Nevada corporation (“Kushi”).  The principal executive office of Kushi is located at #402 – 220 Summit Boulevard, Broomfield, Colorado, 80021.

Item 2.                      Identity and Background

(a)	Matthew Diehl
(b)	#402 – 220 Summit Boulevard, Broomfield, Colorado, 80021
(c)	President and Chief Financial Officer of Kushi
(d)	During the last five years, Mr. Diehl has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Diehl was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Diehl is a citizen of the USA.

Item 3.                      Source and Amount of Funds or Other Consideration

Matthew Diehl has a direct beneficial interest in 3 million restricted shares of common stock of Kushi.

On September 10, 2008, Mr. Diehl agreed to purchase 3 million restricted shares of common stock from Rajan Rai.  Mr. Diehl acquired the beneficial ownership of the 3 million restricted shares of common stock of Kushi for aggregate consideration of US$3,000 pursuant to the terms and conditions of a share purchase agreement with Mr. Rai.  See Exhibit 10.2 – Share Purchase Agreement for more details.

Item 4. Purpose of Transaction

Matthew Diehl acquired the 3 million restricted shares of common stock in Kushi as a personal investment pursuant to a share purchase agreement reached with Rajan Rai to purchase the 3 million restricted shares in a private transaction.

Depending on market conditions and other factors, Mr. Diehl may acquire additional securities of Kushi as Mr. Diehl deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Kushi or otherwise.  Mr. Diehl also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Diehl does not have any plans or proposals that relate to or would result in:

(1)	the acquisition by any person of additional securities of Kushi, or the disposition of securities of Kushi;

(2)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Kushi or any of its subsidiaries;

(3)	a sale or transfer of a material amount of assets of Kushi or any of its subsidiaries;

(4)
any change in the present board of directors or management of Kushi, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, with the exception of Mr. Diehl’s recent appointment as an officer and impending appointment as a director of Kushi and the resignation of Rajan Rai as an officer and impending resignation as a director;

(5)	any material change in the present capitalization or dividend policy of Kushi;

(6)	any other material change in Kushi’s business or corporate structure;

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(7)	changes in Kushi’s Articles of Incorporation or other actions that may impede an acquisition of control of Kushi by any person;

(8)
a class of securities of Kushi to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	a class of equity securities of Kushi becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)	Matthew Diehl is the beneficial owner of 3,000,000 shares of common stock of Kushi. The shares represent an aggregate 57.4% of the issued and outstanding shares of common stock of Kushi.

(b)	Matthew Diehl holds the sole power to vote and to dispose of the 3,000,000 shares of common stock of Kushi.

(c)	Matthew Diehl has not effected any transaction in the common stock of Kushi during the past 60 days, except as disclosed in this statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Matthew Diehl and any other person with respect to any securities of Kushi, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit	Description	Status
10.2
Share Purchase Agreement dated September 10, 2008 between Matthew Diehl and Matthew Diehl, filed as an Exhibit to Kushi’s Form 8-K (Current Report) filed on September 12, 2008 and incorporated herein by reference.
Filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2008                                                                                     By:  /s/ Matthew Diehl
Matthew Diehl

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